Q2 FY16 MANAGEMENT PRESENTATION 19 November 2015 Exhibit 99.4

DISCLAIMER

PAGE
This Management Presentation contains forward-looking statements. James Hardie Industries plc (the “company”) may from time to time make forward-looking statements in its periodic reports filed with or furnished to the Securities and Exchange Commission, on Forms 20-F and 6-K, in its annual reports to shareholders, in offering circulars, invitation memoranda and prospectuses, in media releases and other written materials and in oral statements made by the company’s officers, directors or employees to analysts, institutional investors, existing and potential lenders, representatives of the media and others. Statements that are not historical facts are forward-looking statements and such forward-looking statements are statements made pursuant to the Safe Harbor Provisions of the Private Securities
Litigation Reform Act of 1995.

Examples of forward-looking statements include:

•
statements about the company’s future performance;
•
projections of the company’s results of operations or financial condition;
•
statements regarding the company’s plans, objectives or goals, including those relating to strategies, initiatives, competition, acquisitions, dispositions and/or its products;
•
expectations concerning the costs associated with the suspension or closure of operations at any of the company’s plants and future plans with respect to any such plants;
•
expectations concerning the costs associated with the significant capital expenditure projects at any of the company’s plants and future plans with respect to any such projects;
•
expectations regarding the extension or renewal of the company’s credit facilities including changes to terms, covenants or ratios;
•
expectations concerning dividend payments and share buy-backs;
•
statements concerning the company’s corporate and tax domiciles and structures and potential changes to them, including potential tax charges;
•
statements regarding tax liabilities and related audits, reviews and proceedings;
•
expectations about the timing and amount of contributions to Asbestos Injuries Compensation Fund (AICF), a special purpose fund for the compensation of proven Australian asbestos-related personal injury and death claims;
•
expectations concerning indemnification obligations;
•
expectations concerning the adequacy of the company’s warranty provisions and estimates for future warranty-related costs;
•
statements regarding the company’s ability to manage legal and regulatory matters (including but not limited to product liability, environmental, intellectual property and competition law matters) and to resolve any such pending legal and regulatory matters within current estimates and in anticipation of certain third-
party recoveries; and
•
statements about economic conditions, such as changes in the US economic or housing recovery or changes in the market conditions in the Asia Pacific region, the levels of new home construction and home renovations, unemployment levels, changes in consumer income, changes or stability in housing values, the availability of mortgages and other financing, mortgage and other interest rates, housing affordability and supply, the levels of foreclosures and home resales, currency exchange rates, and builder and consumer confidence.

DISCLAIMER (continued)

PAGE
Words such as “believe,” “anticipate,” “plan,” “expect,” “intend,” “target,” “estimate,” “project,” “predict,” “forecast,” “guideline,” “aim,” “will,” “should,” “likely,” “continue,”
“may,” “objective,” “outlook” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements.
Readers are cautioned not to place undue reliance on these forward-looking statements and all such forward-looking statements are qualified in their entirety by reference to the following cautionary statements.
Forward-looking statements are based on the company’s current expectations, estimates and assumptions and because forward-looking statements address future results, events and conditions, they, by their very nature, involve inherent risks and uncertainties, many of which are unforeseeable and beyond the company’s control.
Such known and unknown risks, uncertainties and other factors may cause actual results, performance or other achievements to differ materially from the anticipated results, performance or achievements expressed, projected or implied by these forward-looking statements. These factors, some of which are discussed under “Risk
Factors” in Section 3 of the Form 20-F filed with the Securities and Exchange Commission on 21 May 2015, include, but are not limited to: all matters relating to or arising out of the prior manufacture of products that contained asbestos by current and former company subsidiaries; required contributions to AICF, any shortfall in
AICF and the effect of currency exchange rate movements on the amount recorded in the company’s financial statements as an asbestos liability; governmental loan facility to AICF; compliance with and changes in tax laws and treatments; competition and product pricing in the markets in which the company operates; the consequences of product failures or defects; exposure to environmental, asbestos, putative consumer class action or other legal proceedings; general economic and market conditions; the supply and cost of raw materials; possible increases in competition and the potential that competitors could copy the company’s products;
reliance on a small number of customers; a customer’s inability to pay; compliance with and changes in environmental and health and safety laws; risks of conducting business internationally; compliance with and changes in laws and regulations; the effect of the transfer of the company’s corporate domicile from the Netherlands to
Ireland, including changes in corporate governance and any potential tax benefits related thereto; currency exchange risks; dependence on customer preference and the concentration of the company’s customer base on large format retail customers, distributors and dealers; dependence on residential and commercial construction markets; the effect of adverse changes in climate or weather patterns; possible inability to renew credit facilities on terms favorable to the company, or at all;
acquisition or sale of businesses and business segments; changes in the company’s key management personnel; inherent limitations on internal controls; use of accounting estimates; and all other risks identified in the company’s reports filed with Australian, Irish and US securities regulatory agencies and exchanges (as appropriate). The company cautions you that the foregoing list of factors is not exhaustive and that other risks and uncertainties may cause actual results to differ materially from those referenced in the company’s forward-looking statements. Forward-looking statements speak only as of the date they are made and are statements of the company’s current expectations concerning future results, events and conditions. The company assumes no obligation to update any forward-
looking statements or information except as required by law.

PAGE
AGENDA
•
Overview and Operating Review –
Louis Gries, CEO
•
Financial Review –
Matt Marsh, CFO
and Executive VP -
Corporate
•
Questions and Answers
4
In this Management Presentation, James Hardie may present financial measures, sales volume terms, financial ratios, and Non-US GAAP financial measures included in the Definitions and other terms section of this document. The company presents financial measures that it believes are customarily used by its Australian investors. Specifically, these financial measures, which are equivalent to or derived from certain US GAAP measures as explained in the definitions, include “EBIT”, “EBIT margin”, “Operating profit before income taxes” and “Net operating profit”. The company may also present other terms for measuring its sales volume (“million square feet” or “mmsf” and “thousand square feet” or “msf”); financial ratios (“Gearing ratio”, “Net interest expense cover”, “Net interest paid cover”, “Net debt payback”, “Net debt (cash)”); and Non-US GAAP financial measures (“Adjusted EBIT”, “Adjusted EBIT margin”, “Adjusted net operating profit”, “Adjusted diluted earnings per share”, “Adjusted operating profit before income taxes”, “Adjusted effective tax rate on earnings”, “Adjusted EBITDA”, and “Adjusted selling, general and administrative expenses”.
Unless otherwise stated, results and comparisons are of the second quarter and half year of the current fiscal year versus the second quarter and half year of the prior fiscal year.

OVERVIEW AND OPERATING REVIEW Louis Gries, CEO

PAGE
GROUP OVERVIEW

•
Higher
volumes
in
all
businesses,
but
PDG
in
our
US
business
again
tracked
below
our
target
level
•
Higher
average
net
sales
prices
in
local
currencies
•
Continued
focus
on
operational
management
as
our
plants
continue
to
sustain
an
improved
performance
trend
•
Half
year
USA
and
Europe
Fiber
Cement
segment
EBIT
margin
of
25.6%
above
our
target
range
of
20%
to
25%
•
First
half
ordinary
dividend
of
US9.0
cents
per
security
announced
today
1
Dividends declared per share
2
Excludes Australian Pipes business which was sold in Q1 FY16
Adjusted Net Operating Profit
Adjusted Diluted EPS
2nd Qtr
2nd Qtr
Half Year
US$65.3M
Flat
12%
US15
cents
Flat
US29cents
12%
Adjusted EBIT
Net Operating Cash Flow
2nd Qtr
Half Year
US$95.3M
12%
18%
US$85.5M
151%
Adjusted EBIT Margin %
2nd Qtr
21.2%
1.9 pts
Half Year
US$128.8M
Half Year
US$185.0M
Half Year
21.1%
2.9 pts

PAGE
USA AND EUROPE FIBER CEMENT SUMMARY

Volume
•
Modest R&R and new construction market
growth
•
PDG tracked below our targeted level
Price
•
Favorably impacted by 2-3% annual price
increase
•
Adversely impacted by stronger US dollar on
Canadian and European sales
EBIT
•
Lower production costs driven by a sustained
positive performance improvement trend in our
manufacturing plant network
•
Lower freight and input costs relative to pcp
Q2'16
1H'16
Net Sales
US$361.9M
US$698.9M
8%
6%
Sales Volume (mmsf)
517.8
997.8
7%
5%
Average Price
US$685
per msf
US$685 per msf
1%
1%
EBIT
US$89.4M
US$178.9M
20%
25%

PAGE
1
Excludes
asset
impairment
charges
of
US$14.3
million
in
4
th
quarter
FY12,
US$5.8
million
in
3
rd
quarter
FY13
and
US$11.1
million
in
4
th
quarter FY13
8
0
5
10
15
20
25
30
0
10
20
30
40
50
60
70
80
90
100
FY11
FY12
FY13
FY14
FY15
FY16
Quarterly
EBIT
and
EBIT
Margin
1
EBIT
EBIT/Sales
PAGE
Half Year EBIT Margin up 390 bps to 25.6%
USA AND EUROPE FIBER CEMENT

PAGE
550
590
630
670
710
USA AND EUROPE FIBER CEMENT
1
Rolling 12 month average of seasonally adjusted estimate of housing starts by US Census Bureau
Impact of price increases offset by US currency
appreciation
Revenue up 8% in the quarter on
7% volume growth
$0
$100
$200
$300
$400
$500
$600
$700
$800
$900
$1,000
$1,100
$1,200
$1,300
0
200
400
600
800
1,000
1,200
1,400
1,600
1,800
2,000
2,200
2,400
2,600
2,800
3,000
Top Line Growth
1
JH Volume
Housing Starts
JH Revenue
632
648
642
626
652
675
685
FY10
FY11
FY12
FY13
FY14
FY15
1H'16
Average Net Sales Price
PAGE

PAGE

Volume
•
Favorable conditions in addressable markets
•
Excluding the Australian Pipes business, volume
increased for both the quarter and half year
Price
•
Favorably impacted by annual price increase
•
Favorable regional and product mix
EBIT
•
Stronger USD adversely impacting US dollar price of
pulp, combined with Carole Park startup costs
•
EBIT results in USD unfavorably impacted by the
strengthening of the US Dollar
ASIA PACIFIC FIBER CEMENT SUMMARY
1
Excludes Australian Pipes business which was sold in Q1 FY16
2
Excludes New Zealand weathertightness
claims
PAGE
Net Sales
A$121.6M
7%
11%
Sales Volume
115.6 mmsf
234.7 mmsf
1%
4%
A$239.0M
115.6 mmsf
224.9 mmsf
8%
9%
Sales Volume
Excluding
Average Price
A$1,039 per msf
A$1,006 per msf
8%
6%
US$ EBIT
US$22.0
US$41.7M
14%
10%
M
A$ EBIT
A$30.0M
A$55.4M
8%
11%
1
2
2
Q2'16
1H'16

FINANCIAL REVIEW Matt Marsh, CFO and Executive VP – Corporate

PAGE
Net sales increased
•
Higher volume in both USA and Europe and Asia
Pacific
3
Fiber
Cement
segments
•
Higher average net sales prices in local
currencies
Gross
profit
margin
increased
240
bps
•
Improved performance across our US plants
•
Lower input costs
SG&A expenses increased
•
Higher recognized FX losses
•
Higher stock compensation expenses
•
Continuing to invest in the business
Adjusted net operating profit remained flat
•
EBIT increased 11% compared to pcp
•
Increase in Adjusted income tax expense of
US$4.8 million
•
Higher gross interest expense of US$5.1 million
RESULTS –
2
nd
QUARTER FY16
12
1  Excludes Asbestos related expenses and adjustments and NZWT claims
2  Excludes Asbestos related expenses and adjustments, NZWT claims, and tax adjustments
3
Excludes Australian Pipes business which was sold in Q1 FY16
US$ Millions
Q2'16
Q2'15
% Change
Net sales
2
Gross profit
9
SG&A expenses
(3)
EBIT
11
Net operating
profit
2
Adjusted
EBIT
1
12
Adjusted net
operating
profit
2
450.2
165.0
(62.6)
161.1
130.2
95.3
65.3
-
Three Months Ended 30 September
440.4
150.9
(60.8)
145.6
127.2
85.1
65.4

PAGE
Net sales increased
•
Higher volume in both segments
•
Higher average net sales prices in local currencies
Gross
profit
margin
increased
270
bps
•
Improved performance across our US plants
•
Lower input costs
SG&A expenses increased
•
Higher recognized FX losses
•
Higher stock compensation expenses
•
Investing in both segments, partially offset by FX
Adjusted net operating profit remained flat
•
25% EBIT growth
•
Increase in Adjusted income tax expense of
US$11.2 million
•
Higher gross interest expense of US$10.8 million
•
US$5.8 million favorable movement in other income
RESULTS –
HALF YEAR FY16
13
1  Excludes Asbestos related expenses and adjustments and NZWT claims
2  Excludes Asbestos related expenses and adjustments, NZWT claims, and tax adjustments
US$ Millions
1H'16
1H'15
% Change
Net sales
878.5
857.2
2
Gross profit
322.6
291.1
11
SG&A expenses
(124.1)
(120.7)
(3)
EBIT
245.6
196.0
25
Net operating
profit
190.2
156.1
22
Adjusted EBIT
1
185.0
156.3
18
Adjusted net
operating profit
2
128.8
115.5

Half Year Ended 30 September

PAGE
CHANGES IN AUD vs. USD

1
As Reported 1H’16 figures using 1H’15 weighted average exchange rate of 1.0763
2
Reflects the difference between 1H’16 As Reported and 1H’16 using 1H’15 weighted exchange rate
30 Sep 13
31 Dec 13
31 Mar 14
30 Jun 14
30 Sep 14
31 Dec 14
31 Mar 15
30 Jun 15
30 Sep 15
US$ Millions
1H'16
1H'15
% Change
1H'16
% Change
1H'16
% Change
Net Sales
878.5
857.2
2
919.7
7
(41.2)
(5)
Gross Profit
322.6
291.1
11
336.8
16
(14.2)
(5)
Adjusted EBIT
185.0
156.3
18
193.6
24
(8.6)
(6)
Adjusted net operating profit
128.8
115.5
12
133.8
16
(5.0)
(4)
As Reported
Excluding Translation Impact
1
Translation Impact
2
0.60
0.65
0.70
0.75
0.80
0.85
0.90
0.95
1.00

PAGE
US INPUT COSTS
•
The price of NBSK pulp decreased by ~2%
compared to pcp
•
Cement prices are up 7-8% compared to
pcp
•
Gas prices down 20+% compared to  pcp
•
Electricity prices down slightly compared to
pcp
15
The information underlying the table above is sourced as follows:
•
Pulp –
Cost per ton –
from RISI
•
Cement –
Relative index from the Bureau of Labor Statistics
•
Gas
–
Cost
per
thousand
cubic
feet
for
industrial
users
–
from
US
Energy
Information
Administration
•
Electric
–
Cost
per
thousand
kilowatt
hour
for
industrial
users
–
from
US
Energy
Information
Administration
1
Prior corresponding period
0
1
2
3
4
5
6
7
8
9
10
0
200
600
800
1,000
1,200
Q2'13
Q3'13
Q4'13
Q1'14
Q2'14
Q3'14
Q4'14
Q1'15
Q2'15
Q3'15
Q4'15
Q1'16
Q2'16
Quarterly US Input Costs
PULP
GAS
ELECTRIC
CEMENT
400
1
1
1
1

PAGE
1
Excludes
New
Zealand
weathertightness
claims
2
Excludes Australian Pipes business which was sold in Q1 FY16
USA and Europe Fiber Cement EBIT summary
•
Quarter and 1H EBIT increased by 20% and 25%,
respectively when compared to pcp
•
Primarily driven by plant performance and lower input
costs
Asia
Pacific
Fiber
Cement
EBIT
1
summary
•
EBIT in local currency for the quarter and 1H
increased 8% and 11%, respectively when compared
to pcp
•
Increase
reflects
higher
volume
2
and
price,
partially
offset by production costs
SEGMENT
EBIT
–
2
nd
QUARTER
and
HALF
YEAR
FY16
16
67.3
74.8
89.4
126.7
142.8
178.9
0
50
100
150
200
FY14
FY15
FY16
USA and Europe Fiber Cement
Q2 EBIT
1H EBIT
23.9
27.7
30.0
45.3
49.9
55.4
0
10
20
30
40
50
60
FY14
FY15
FY16
Asia Pacific Fiber Cement
1
Q2 EBIT
1H EBIT

PAGE
1
Excludes Asbestos related expenses and adjustments and ASIC expenses
R&D summary
•
On strategy to invest between 2%-3% of sales
•
Fluctuations reflect normal variation and timing in
number of R&D projects in process in any given
period
General corporate costs
•
Results for the quarter and 1H reflect higher:
•
Stock compensation expenses
•
Realized foreign exchange losses
SEGMENT
EBIT
–
2
nd
QUARTER
and
HALF
YEAR
FY16
17
(5.5)
(6.8)
(6.0)
(11.6)
(13.6)
(12.0)
(15)
(10)
(5)
0
FY14
FY15
FY16
Research and Development
Q2 EBIT
1H EBIT
(11.2)
(8.6)
(10.1)
(18.1)
(19.3)
(23.6)
(25)
(20)
(15)
(10)
(5)
0
FY14
FY15
FY16
General Corporate Costs
1
Q2 EBIT
1H EBIT

PAGE
1
Includes Asbestos adjustments, AICF SG&A expenses and AICF interest expense, net
2
Excludes tax effects of Asbestos and other tax adjustments
(ETR) for the year
•
Adjusted
income
tax
expense
and
adjusted
ETR
increased
due
to
changes
in
geographical
mix
of
earnings
•
Income
taxes
are
paid
and
payable
in
Ireland,
the
US,
Canada,
New
Zealand
and
the
Philippines
•
Income
taxes
are
not
currently
paid
or
payable
in
Europe
(excluding
Ireland)
or
Australia
due
to
tax
losses.
Australian
tax
losses
primarily
result
from
deductions
relating
to
contributions
to
AICF
INCOME TAX
18
Millions of US dollars
Q2’16
Q2’15
1H'16
1H'15
Operating profit before taxes
153.9
144.7
235.2
190.3
Asbestos:
Asbestos adjustments
1
(65.6)
(63.5)
(60.7)
(41.2)
NZ weathertightness claims
(0.1)
2.3
0.1
1.0
Adjusted net operating profit
before taxes
88.2
83.5
174.6
150.1
Adjusted income tax expense
2
(22.9)
(18.1)
(45.8)
(34.6)
Adjusted effective tax rate
26.0%
21.7%
26.2%
23.1%
Income tax expense
(23.7)
(17.5)
(45.0)
(34.2)
Income taxes paid
35.1
16.0
Income taxes payable
4.3
5.5
Three Months and Half Year Ended 30 September
26.2% estimated adjusted effective tax rate

PAGE
1
CASHFLOW
19
•
Net
income
increased
US$34.1
million
compared
to
prior
corresponding
period
•
Increase
in
net
operating
cash
flow
•
Lower
contribution
to
AICF
•
Unfavorable
change
in
working
capital
due
to
unfavorable
movements
in
AR
4
and
AP
4
,
partially
offset
by
a
favorable
movement
in
inventory
•
Lower
capital
expenditures
•
Completion
of
our
Australian
capital
expansion
project,
and
near
completion
of
our
US
capital
expansion
projects
•
Lower
financing
activities
•
Decrease
in
proceeds
drawn
from
our
debt
facilities
•
Decrease
in
dividends
paid
•
Increase
in
share
buyback
activity
1
Certain prior year balances have been reclassified to conform to the current year presentation
2
Excludes AP related to capital expenditures
3
Includes capitalized interest and proceeds from sale of property, plant and equipment
4
Accounts receivable (“AR”) and Accounts payable (“AP”)
US$ Millions
1H'16
1H'15
1
Change (%)
Net Income
190.2
156.1
Adjustment for non-cash items
(20.0)
(4.4)
Annual AICF contribution
(62.8)
(113.0)
44
Operating working capital
2
7.0
8.6
(19)
Other net operating activities
(28.9)
(13.2)
Cash Flow from Operations
85.5
34.1
Capital expenditures
3
(33.8)
(159.7)
79
Acquisition of assets
(0.5)
-
Free Cash Flow
51.2
(125.6)
Dividends paid
(206.8)
(355.9)
42
Net proceeds from long-term debt
193.0
380.0
(49)
Share related activities
(18.5)
(6.3)
Free Cash Flow after Financing Activities
18.9
(107.8)

PAGE
CAPEX

•
1H FY16 CAPEX spend of US$42.4 million
decreased US$117.1 million compared to pcp
•
US capacity projects substantially complete
•
Carole Park capacity expansion project
complete and commissioned during 1H FY16
•
Maintenance and other CAPEX consistent
with historical trend
$14.8
$27.6
CAPEX Spend -
Half Year FY16
Capacity
Maintenance & Other

PAGE
FINANCIAL MANAGEMENT SUPPORTING GROWTH

1
2
3
Strong Financial
Management
Disciplined Capital
Allocation
Liquidity and
Funding
Strong margins and
operating cash flows
Strong governance and
transparency
Investment-grade financial
management
Investing in R&D and capacity
expansion to support organic
growth
Maintain ordinary dividends
within the defined payout ratio
Flexibility for:
•
Accretive and strategic
inorganic opportunities
•
Withstand market cycles
•
Consider further
shareholder returns
when appropriate
~$590 million of bank facilities,
44% liquidity as of Q2’16
1.9 year weighted average
maturity of bank facilities
Conservative leveraging of
balance sheet within 1-2 times
adjusted EBITDA target
Financial management consistent with investment grade credit.
Ability to withstand market cycles and other unanticipated events.

PAGE
LIQUIDITY PROFILE

•
Strong
balance
sheet:
•
US$83.6
million
of
cash
•
US$590
million
of
bank
facilities
•
US$325
million
8
year
senior
unsecured
notes
2,3
•
44%
liquidity
as
of
Q2’16
•
US$507.0
million
net
debt
as
of
1H
FY16
•
Net
Debt
within
target
range
of
1-2
times
EBITDA
excluding
asbestos
•
We
remain
in
compliance
with
all
debt
covenants
1
Debt maturities as at Q2’16 were as follows: US$50 million in Q4’16, US$150 million in Q1’17, US$100 million in
Q1’18, US$125 million Q3’18, US$40 million in Q4’19, US$125 million in Q1’20 and US$325 million in Q4’23
2
Callable from February 2018
3
Original issue discount (OID) US$2.4 million at 30 September 2015
$50
$150
$225
$40
$125
$325
FY'16
FY'17
FY'18
FY'19
FY'20
FY'23
Debt Maturity Profile
1

PAGE
FY2016 GUIDANCE

•
Management notes the range of analysts’ forecasts for net operating profit excluding asbestos for the
year
ending
31
March
2016
is
between
US$252
million
and
US$270
million
•
Management
expects
full
year
Adjusted
net
operating
profit
to
be
between
US$230
million
and
US$250
million
assuming, among other things, housing conditions in the United States continue to improve in line with our assumed forecast of new construction starts between 1.1 and 1.2 million, input prices remaining stable and an average USD/AUD exchange rate that is at or near current levels for the remainder of the year
•
Management cautions that although US housing activity has been improving, market conditions remain somewhat uncertain and some input costs remain volatile. Management is unable to forecast the comparable US GAAP financial measure due to uncertainty regarding the impact of actuarial estimates on asbestos-related assets and liabilities in future periods

QUESTIONS

APPENDIX

PAGE
FINANCIAL SUMMARY
1
Asia
Pacific
Fiber
Cement
EBIT
excludes
New
Zealand
weathertightness
claims
2
Excludes Asbestos related expenses and adjustments
26
US$ Millions
Q2'16
Q2'15
% Change
1H'16
1H'15
% Change
Net Sales
USA and Europe Fiber Cement
361.9
$
335.4
$
8
698.9
$
656.9
$
6
Asia Pacific Fiber Cement
88.3
105.0
(16)
179.6
200.3
(10)
Total Net Sales
450.2
$
440.4
$
2
878.5
$
857.2
$
2
EBIT -
US$ Millions
USA and Europe Fiber Cement
89.4
$
74.8
$
20
178.9
$
142.8
$
25
Asia Pacific Fiber Cement
1
22.0
25.7
(14)
41.7
46.4
(10)
Research & Development
(6.0)
(6.8)
12
(12.0)
(13.6)
12
General Corporate
2
(10.1)
(8.6)
(17)
(23.6)
(19.3)
(22)
Adjusted EBIT
95.3
$
85.1
$
12
185.0
$
156.3
$
18
Net interest expense excluding AICF interest income
(6.5)
(1.6)
(12.5)
(2.5)
Other (expense) income
(0.6)
-
2.1
(3.7)
Adjusted income tax expense
(22.9)
(18.1)
(27)
(45.8)
(34.6)
(32)
Adjusted net operating profit
65.3
$
65.4
$
-
128.8
$
115.5
$
12
Three Months and Half Year Ended 30 September

PAGE
1
Excludes
asbestos
adjustments,
AICF
SG&A
expenses,
AICF
interest
income,
New
Zealand
weathertightness
claims
and
tax
adjustments
2
Excludes asbestos adjustments, AICF SG&A expenses and New Zealand weathertightness claims
3
Excludes asbestos adjustments and changes in asbestos-related assets and liabilities
KEY RATIOS
27
1H'16
1H'15
1H'14
EPS (Diluted)
1
(US Cents)
29c
26c
24c
EBIT/ Sales (EBIT margin)
2
21.1%
18.2%
18.3%
Gearing Ratio
1
33.1%
21.5%
(9.5)%
Net Interest Expense Cover
2
14.8x
96.3x
66.8x
Net Interest Paid Cover
2
15.5x
200.7x
77.9x
Net Debt Payback
3
1.7yrs
1.1yrs
-
Half Year Ended 30 September

PAGE
ASBESTOS CLAIMS DATA

•
Claims
received
during
the
quarter
and
half
year
were
5%
and
10%
below
actuarial
estimates,
respectively
•
Mesothelioma
claims
reported
for
the
half
year
are
5%
above
non-seasonally
adjusted
expectations
and
are
3%
below
pcp
•
Average
claim
settlement
for
quarter
and
half
year
is
lower
by
29%
and
26%,
respectively,
versus
actuarial
estimates
•
Average
claim
settlement
sizes
are
generally
lower
across
all
disease
types
compared
to
actuarial
estimates
for
FY16
•
Decrease
in
average
claim
settlement
for
the
quarter
and
half
year
is
due
to
lower
number
of
large
claims
settled
as
compared
to
pcp
1
Average claim settlement is derived as the total amount paid divided by the number of non-nil claim settlements
2
This actuarial estimate is a function of the assumed experience by disease type and the relative mix of settlements assumed by disease type.  Any variances in the assumed mix of settlements by disease type will have an impact on the average claim settlement experience
Q2'16
Q2'15
Change %
1H'16
1H'15
Change %
Claims received
157
181
13
296
337
12
Actuarial estimate for the period
165
152
(9)
329
305
(8)
Difference in claims received to
actuarial estimate
8
(29)
33
(32)
Average claim settlement
1
(A$)
213,000
270,000
21
223,000
244,000
9
Actuarial estimate for the period
2
302,000
289,000
(4)
302,000
289,000
(4)
Difference in claims paid to
actuarial estimate
89,000
19,000
79,000
45,000
(76)
Three Months and Half Year Ended 30 September

PAGE
DEFINITIONS AND OTHER TERMS
This
Management
Presentation
forms
part
of
a
package
of
information
about
the
company’s
results.
It
should
be
read
in
conjunction
with
the
other
parts
of
this
package,
including
the
Management’s
Analysis
of
Results,
Media
Release
and
Consolidated
Financial
Statements
Definitions
Non-financial Terms
AFFA
–
Amended and Restated Final Funding Agreement
AICF
–
Asbestos
Injuries
Compensation
Fund
Ltd
NBSK
–
Northern
Bleached
Soft
Kraft;
the
company's
benchmark
grade
of
pulp
Legacy
New
Zealand
weathertightness
claims
(“New
Zealand
weathertightness
claims”)
–
Expenses
arising
from
defending
and
resolving
claims
in
New
Zealand
that
allege
poor
building
design,
inadequate
certification
of
plans,
inadequate
construction
review
and
compliance
certification
and
deficient
work
by
sub-contractors

PAGE
DEFINITIONS AND OTHER TERMS
Financial Measures –
US GAAP equivalents
This
document
contains
financial
statement
line
item
descriptions
that
are
considered
to
be
non-US
GAAP,
but
are
consistent
with
those
used
by
Australian
companies.
Because
the
company
prepares
its
Consolidated
Financial
Statements
under
US
GAAP,
the
following
table
cross-references
each
non-US
GAAP
line
item
description,
as
used
in
Management’s
Analysis
of
Results
and
Media
Release,
to
the
equivalent
US
GAAP
financial
statement
line
item
description
used
in
the
company’s
Condensed
Consolidated
Financial
Statements:

PAGE
DEFINITIONS AND OTHER TERMS
EBIT
margin
–
EBIT
margin
is
defined
as
EBIT
as
a
percentage
of
net
sales
Sales
Volumes
mmsf
–
million
square
feet,
where
a
square
foot
is
defined
as
a
standard
square
foot
of
5/16”
thickness
msf
–
thousand
square
feet,
where
a
square
foot
is
defined
as
a
standard
square
foot
of
5/16”
thickness
Financial Ratios
Gearing Ratio
–
Net debt (cash) divided by net debt (cash) plus shareholders’ equity
Net interest expense cover
–
EBIT divided by net interest expense (excluding loan establishment fees)
Net interest paid cover
–
EBIT divided by cash paid during the period for interest, net of amounts capitalized
Net debt payback
–
Net debt (cash) divided by cash flow from operations
Net debt (cash)
–
Short-term and long-term debt less cash and cash equivalents
Return on capital employed
–
EBIT divided by gross capital employed

PAGE
Adjusted
EBIT
and
Adjusted
EBIT
margin
–
Adjusted
EBIT
and
Adjusted
EBIT
margin
are
not
measures
of
financial
performance
under
US
GAAP
and
should
not
be
considered
to
be
more
meaningful
than
EBIT
and
EBIT
margin.
Management
has
included
these
financial
measures
to
provide
investors
with
an
alternative
method
for
assessing
its
operating
results
in
a
manner
that
is
focused
on
the
performance
of
its
ongoing
operations
and
provides
useful
information
regarding
its
financial
condition
and
results
of
operations.
Management
uses
these
non-US
GAAP
measures
for
the
same
purposes.
NON-US GAAP FINANCIAL MEASURES
32
US$ Millions
Q2'16
Q2'15
1H'16
1H'15
EBIT
161.1
$
145.6
$
245.6
$
196.0
$
Asbestos:
Asbestos adjustments
(66.0)
(63.5)
(61.5)
(42.0)
AICF SG&A expenses
0.3
0.7
0.8
1.3
New Zealand weathertightness claims
(0.1)
2.3
0.1
1.0
Adjusted EBIT
95.3
85.1
185.0
156.3
Net sales
450.2
$
440.4
$
878.5
$
857.2
$
Adjusted EBIT margin
21.2%
19.3%
21.1%
18.2%
Three Months and Half Year Ended 30 September

PAGE
Adjusted
net
operating
profit
–
Adjusted
net
operating
profit
is
not
a
measure
of
financial
performance
under
US
GAAP
and
should
not
be
considered
to
be
more
meaningful
than
net
operating
profit.
Management
has
included
this
financial
measure
to
provide
investors
with
an
alternative
method
for
assessing
its
operating
results
in
a
manner
that
is
focused
on
the
performance
of
its
ongoing
operations.
Management
uses
this
non-US
GAAP
measure
for
the
same
purposes.
NON-US GAAP FINANCIAL MEASURES
33
US$ Millions
Q2'16
Q2'15
1H'16
1H'15
Net operating profit
130.2
$
127.2
$
190.2
$
156.1
$
Asbestos:
Asbestos adjustments
(66.0)
(63.5)
(61.5)
(42.0)
AICF SG&A expenses
0.3
0.7
0.8
1.3
AICF interest expense (income), net
0.1
(0.7)
-
(0.5)
New Zealand weathertightness claims
(0.1)
2.3
0.1
1.0
Asbestos and other tax adjustments
0.8
(0.6)
(0.8)
(0.4)
Adjusted net operating profit
65.3
$
65.4
$
128.8
$
115.5
$
Three Months and Half Year Ended 30 September

PAGE
Adjusted
diluted
earnings
per
share
–
Adjusted
diluted
earnings
per
share
is
not
a
measure
of
financial
performance
under
US
GAAP
and
should
not
be
considered
to
be
more
meaningful
than
diluted
earnings
per
share.
Management
has
included
this
financial
measure
to
provide
investors
with
an
alternative
method
for
assessing
its
operating
results
in
a
manner
that
is
focused
on
the
performance
of
its
ongoing
operations.
Management
uses
this
non-US
GAAP
measure
for
the
same
purposes.
34
NON-US GAAP FINANCIAL MEASURES
Q2'16
Q2'15
1H'16
1H'15
Adjusted net operating profit
(US$ millions)
65.3
$
65.4
$
128.8
$
115.5
$
Weighted average common shares
outstanding
-
Diluted
(millions)
446.7
445.8
447.3
445.7
Adjusted diluted earnings per share
(US cents)
15
15
29
26
Three Months and Half Year Ended 30 September

PAGE
Adjusted
income
tax
expense
and
Adjusted
effective
tax
rate
–
Adjusted
income
tax
expenses
and
Adjusted
effective
tax
rate
is
not
a
measure
of
financial
performance
under
US
GAAP
and
should
not
be
considered
to
be
more
meaningful
than
income
tax
expense
and
effective
tax
rate,
respectively.
Management
has
included
these
financial
measures
to
provide
investors
with
an
alternative
method
for
assessing
its
operating
results
in
a
manner
that
is
focused
on
the
performance
of
its
ongoing
operations.
Management
uses
these
non-US
GAAP
measures
for
the
same
purposes.
NON-US GAAP FINANCIAL MEASURES
35
US$ Millions
Q2'16
Q2'15
1H'16
1H'15
Operating profit before income taxes
153.9
$
144.7
$
235.2
$
190.3
$
Asbestos:
Asbestos adjustments
(66.0)
(63.5)
(61.5)
(42.0)
AICF SG&A expenses
0.3
0.7
0.8
1.3
AICF interest expense (income), net
0.1
(0.7)
-
(0.5)
New Zealand weathertightness claims
(0.1)
2.3
0.1
1.0
Adjusted operating profit before
income taxes
88.2
$
83.5
$
174.6
$
150.1
$
Income tax expense
(23.7)
$
(17.5)
$
(45.0)
$
(34.2)
$
Asbestos and other tax adjustments
0.8
(0.6)
(0.8)
(0.4)
Adjusted income tax expense
(22.9)
$
(18.1)
$
(45.8)
$
(34.6)
$
Effective tax rate
15.4%
12.1%
19.1%
18.0%
Adjusted effective tax rate
26.0%
21.7%
26.2%
23.1%
Three Months and Half Year Ended 30 September

PAGE
NON-US GAAP FINANCIAL MEASURES
Adjusted
EBITDA
–
is
not
a
measure
of
financial
performance
under
US
GAAP
and
should
not
be
considered
an
alternative
to,
or
more
meaningful
than,
income
from
operations,
net
income
or
cash
flows
as
defined
by
US
GAAP
or
as
a
measure
of
profitability
or
liquidity.
Not
all
companies
calculate
Adjusted
EBITDA
in
the
same
manner
as
James
Hardie
has
and,
accordingly,
Adjusted
EBITDA
may
not
be
comparable
with
other
companies.
Management
has
included
information
concerning
Adjusted
EBITDA
because
it
believes
that
this
data
is
commonly
used
by
investors
to
evaluate
the
ability
of
a
company’s
earnings
from
its
core
business
operations
to
satisfy
its
debt,
capital
expenditure
and
working
capital
requirements.
36
US$ Millions
Q2'16
Q2'15
1H'16
1H'15
EBIT
161.1
$
145.6
$
245.6
$
196.0
$
Depreciation and amortization
17.6
17.5
35.8
34.1
Adjusted EBITDA
178.7
$
163.1
$
281.4
$
230.1
$
Three Months and Half Year Ended 30 September

PAGE
Adjusted
selling,
general
and
administrative
expenses
–
Adjusted
selling,
general
and
administrative
expenses
is
not
a
measure
of
financial
performance
under
US
GAAP
and
should
not
be
considered
to
be
more
meaningful
than
selling,
general
and
administrative
expenses.
Management
has
included
these
financial
measures
to
provide
investors
with
an
alternative
method
for
assessing
its
operating
results
in
a
manner
that
is
focused
on
the
performance
of
its
ongoing
operations
and
provides
useful
information
regarding
its
financial
condition
and
results
of
operations.
Management
uses
these
non-US
GAAP
measures
for
the
same
purposes.
NON-US GAAP FINANCIAL MEASURES
37
US$ Millions
Q2'16
Q2'15
1H'16
1H'15
Selling, general and administrative expenses
62.6
$
60.8
$
124.1
$
120.7
$
Excluding:
New Zealand weathertightness claims
0.1
(2.3)
(0.1)
(1.0)
AICF SG&A expenses
(0.3)
(0.7)
(0.8)
(1.3)
Adjusted selling, general and
administrative expenses
62.4
$
57.8
$
123.2
$
118.4
$
Net sales
450.2
$
440.4
$
878.5
$
857.2
$
Selling, general and administrative expenses
as a percentage of net sales
13.9%
13.8%
14.1%
14.1%
Adjusted selling, general and
administrative expenses  as a
percentage of net sales
13.9%
13.1%
14.0%
13.8%
Three Months and Half Year Ended 30 September

Q2 FY16 MANAGEMENT PRESENTATION 19 November 2015